CONSENT OF RICHARD HOPE

The undersigned hereby consents to the references to, and the information derived from, the report titled “Kiaka Gold Project Prefeasibility Study” dated May 23, 2012, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 31, 2014, which is also being incorporated by reference into the registration statement on Form S-8 (No. 333-192555) of B2Gold Corp.

/s/ Richard Hope
Richard Hope
March 31, 2014